BKV Corporation

1200 17th Street, Suite 2100

Denver, CO 80202

August 28, 2024

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Loan Lauren Nguyen, Legal Branch Chief
Liz Packebusch, Staff Attorney
Karina Dorin, Staff Attorney
Mark Wojciechowski, Staff Accountant
Jenifer Gallagher, Staff Accountant
Sandra Wall, Petroleum Engineer

Re:	BKV Corporation

Amendment No. 11 to Registration Statement on Form S-1

Filed August 13, 2024

File No. 333-268469

To the addressees set forth above:

This letter sets forth the responses of BKV Corporation (the “Company,” “we,” “our” and “us”) to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated August 26, 2024 (the “Comment Letter”) relating to Amendment No. 11 to the Registration Statement on Form S-1, File No. 333-268469, filed with the Commission on August 13, 2024 (the “Registration Statement”). We have also revised the Registration Statement in response to the Staff’s comments and, concurrently with delivery of this letter, we are publicly filing with the Commission an Amendment No. 12 to the Registration Statement on Form S-1 (“Amendment No. 12”) that reflects these revisions and generally updates certain information in the Registration Statement. In addition, concurrently with the delivery of this letter, we are submitting a supplemental letter providing additional information (the “Supplemental Letter”) pursuant to Rule 418(b) under the Securities Act of 1933, as amended (the “Securities Act”), and Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), in response to the Staff’s comments.

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto or a statement identifying the location in Amendment No. 12 of the requested disclosure or revised disclosure. Please note that all references to page numbers in our responses refer to the page numbers of the registration statement included in Amendment No. 12. Capitalized terms used but not defined herein have the meanings ascribed to such terms in Amendment No. 12.

Amendment No. 11 to Registration Statement on Form S-1

Summary Reserves, Production and Operating Data

Estimated Reserves at SEC Prices, page 34

1.	We have reviewed the information provided in response to prior comment number 5 and note the following:

•	On pages 36 and 190 of Amendment No. 11, you disclose the total 5-year capital budget for the development of your proved undeveloped reserves, as of December 31, 2023, was approximately $356.2 million; however, this total does not agree with the proved undeveloped 5-year CapEx as provided in your response. Please review and revise to resolve any inconsistencies.

•	On pages 36, 133, and 190 of Amendment No. 11, you disclose your total 2024 budget, as of December 31, 2023, was approximately $73.0 million; however, this total does not agree with the total 2024 CapEx (proved undeveloped plus proved behind-pipe) as provided in your response. Please review and revise to resolve any inconsistencies.

Response: The Registration Statement has been revised as requested. Please see pages 37, 70 and 192 of Amendment No. 12.

2.	Regarding the supplemental tabular information provided in response to prior comment number 5, please provide the following additional information:

•	Your average working interest in your Pennsylvania PUD locations;

•	The gross cost per well for your Pennsylvania PUD locations, and;

•	Confirm that the total proved undeveloped CapEx amounts provided for your Pennsylvania locations is correct. In this regard, we note no CapEx amounts were included for the locations scheduled in years 2025 and 2026.

Response: The Company acknowledges the Staff’s comment and has provided an updated version of the supplemental tabular information in the Supplemental Letter. The Registration Statement has also been revised to conform with the updated version of the supplemental tabular information included in the Supplemental Letter. Please see pages 3, 155, 174, 182 and 184 of Amendment No. 12.

The Supplemental Letter is being provided to the Staff by our counsel, under separate cover, pursuant to Rule 418 under the Securities Act and Rule 12b-4 under the Exchange Act. In addition, under separate cover, our counsel has requested confidential treatment of the supplemental information pursuant to the provisions of 17 C.F.R. § 200.83.

We hereby request that this supplemental information be returned to us or destroyed upon completion of your review and that, pending its return or destruction, it be withheld from release as it contains competitively sensitive business information of the Company. We are also requesting that the Freedom of Information Act officer accord the supplemental information furnished in connection with this letter confidential treatment under the Commission’s rules.

* * *

We appreciate your attention to this matter and hope the foregoing answers are responsive to your comments. Please direct any questions or comments regarding this correspondence to the undersigned or to our counsel, Samantha Crispin of Baker Botts L.L.P. at (214) 953-6497, Preston Bernhisel of the same firm at (214) 953-6783 or Adorys Velazquez of the same firm at (212) 408-2523.

Very truly yours,

BKV Corporation

By:	/s/ Christopher P. Kalnin
	Name:	Christopher P. Kalnin
	Title:	Chief Executive Officer

cc:	Samantha Crispin, Baker Botts L.L.P.
Preston Bernhisel, Baker Botts L.L.P.
Adorys Velazquez, Baker Botts L.L.P.

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